Exhibit

Exhibit	Description

99.1	Announcement on 2009/04/22: Change of internal audit officer of the Company

99.2	Announcement on 2009/04/27: To clarify reports on Commercial Times on Apr. 25, 2009

99.3	Announcement on 2009/04/29: Board approved to propose the merger by UMC of the holding company of He Jian Technology (Suzhou) Co., Ltd.

99.4	Announcement on 2009/04/29: Board approved to issue new shares for merger purpose

99.5	Announcement on 2009/04/29: Board approved a resolution for employee stock option plan

99.6	Announcement on 2009/04/29: UMC announced its unconsolidated operating results for the first quarter of 2009

99.7	Announcement on 2009/05/07: To announce related materials on disposal of MediaTek Incorporation securities

99.8	Announcement on 2009/05/08: To announce the differences for 2008 financial statements between ROC GAAP and US GAAP

99.9	Announcement on 2009/05/14: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.10	Announcement on 2009/05/14: Represent subsidiary UMO to announce liquidation

99.11	Announcement on 2009/05/18: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2009/05/20: To announce related materials on disposal of MediaTek Incorporation securities

99.13	Announcement on 2009/05/22: UMC will attend investor conferences on 2009/05/25

99.14	Announcement on 2009/05/08: April Revenue

99.15	Announcement on 2009/05/08: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

Change of internal audit officer of the Company

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Internal audit officer

2.Date of occurrence of the change: 2009/04/22

3.Name, title, and resume of the replaced person:

Yen Huang, Director of Audit Division of UMC

4.Name, title, and resume of the replacement:

Angel Sun, Deputy Director of Accounting Division of UMC

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): Position adjustment

6.Reason for the change: Position adjustment

7.Effective date: 2009/05/08

8.Contact telephone number of the replacement: 03-5782258

9.Any other matters that need to be specified: None.

Exhibit 99.2

To clarify reports on Commercial Times on Apr. 25, 2009

1.Name of the reporting media: Commercial Times, A3

2.Date of the report: 2009/04/27

3.Content of the report: TMC will set up its R&D center with UMC

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company’s policy is to follow the regulations to announce the material project. UMC have no comment on market speculative report.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

Board approved to propose the merger by UMC of the holding company of He Jian Technology (Suzhou) Co., Ltd.

1.Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger

2.Date of occurrence of the event: 2009/04/29

3.Names of companies participating in the merger (e.g. name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

Infoshine Technology Limited (“Infoshine”), holding company of He Jian Technology (Suzhou) Co., Ltd. (“He Jian”)

4.Counterparty (e.g. name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of             shares): Infoshine Technology Limited

5.Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: not applicable

6.Purpose/objective of the merger/ acquisition:

In order to facilitate UMC’s global business reach beyond its current markets, to help expedite business growth, to increase profitability, to enhance shareholder value and to increase UMC’s business competitiveness for future development in Taiwan.

7.Anticipated benefits of the merger/acquisition:

(1) To realize the value 15% share of holding company of He Jian

(2) To shorten the timeframe for building foundry manufacturing facilities in China, with reasonable amount paid.

(3) By fully utilizing He Jian’s advantage in China, UMC can reach China market in short period of time and satisfy customers’ needs.

(4) To integrate resources from both sides, thus lower manufacturing costs and reach economic of scale

(5) To strengthen the global business platform and provide more competitive solutions for customers

8.Effect of the merger or consolidation on net worth per share and earnings per share:

After the merger, UMC can enlarge the customer base and meanwhile increase global competitiveness, which would provide positive effects to shareholders’ equity.

9.Share exchange ratio and basis of its calculation:

(1) Stock Exchange Rate: The total amount of merger consideration is not to exceed US$ 285 million. UMC proposed to issue common stock and/or issue ADSs and/or pay cash for the merging consideration. The basis of the number of shares delivered shall be calculated by using the arithmetic average closing value of UMC’s common shares and ADSs during the 6 months period prior to the meeting date of the this Board of Directors Meeting, excluding April 29.

(2) Calculation basis: The merger consideration was calculated by considering both parties’ net value, market value, technology capability, operations and future potential profitability.

10.Scheduled timetable for consummation:

The record date of the merger would be decided by practical processes.

11.Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

After the merger, the assets, liabilities and any rights applicable until merger record date of the extinguished company shall be inherited by the existing company.

12.Basic information of companies participating in the merger:

(1)Company name: United Microelectronics Corporation

Paid-in capital: NT$129,877,713,150

Location: No.3 Li-Hsin 2nd Rd, Hsinchu Science Park

Representative: Stan Hung

Business scope: Integrated circuit and semiconductor components

(2)Company name: Infoshine Technology Limited

Location: British Virgin Islands

Business scope: The holding company of He Jian

13.Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):Not applicable

14.Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:

The rights and liabilities of new issued are the same as existing shares.

15.Other important stipulations:

The merger has to be first approved by authorities and then proceed.

16.Do the directors have any objection to the present transaction? : No

Exhibit 99.4

Board approved to issue new shares for merger purpose

1.Date of the board of directors resolution: 2009/04/29

2.Source of capital increase funds: Not Applicable

3.Number of shares issued:

No more than 1,096 million common shares; part of the common shares will be issued in the form of ADR, if the authorities approve.

4.Par value per share: NT$10

5.Total monetary amount of the issue: No more than NT$10,960 million

6.Issue price: Not Applicable

7.Number of shares subscribed by or allotted to employees: Not Applicable

8.Number of shares publicly sold: Not Applicable

9.Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Not Applicable

10.Method of handling fractional shares and shares unsubscribed by the deadline: Unregistered fractions of shares will be paid in cash based on the fraction of the face par value that they represent, with calculations rounded down to the latest one NTD (any amounts under one NTD will be discarded).

11.Rights and obligations of the newly issued shares: The same as existing common shares

12.Utilization of the funds from the capital increase: Not Applicable

13.Any other matters that need to be specified: None

Exhibit 99.5

Board approved a resolution for employee stock option plan

1.Date of the board of director resolution: 2009/04/29

2.Issue period: The stock options will be granted within one year of the plan’s approval by regulatory authority. The options may be granted in whole or tranches. The chairman will decide the actual issue date(s).

3.Conditions of eligibility for subscription rights:

All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4.Number of total issued units of the employee stock option certificates:

500,000,000 units

5.Number of shares each unit represents: 1 share

6.Total number of new shares to be issued due to exercise of stock option or the number of             shares for share buy-back as required by Article 28-2 of the Securities and Exchange Act: 500,000,000 shares

7.Regulations for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a. Exercise price: The exercise price for the shares is the market closing price of Company’s common shares on the day the options are issued (granted).

b. Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares.

Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1) Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2) Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3) Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8.Method for performance of contract: The Company will issue new share.

9.Adjustment of exercise price:

a. After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulas:

(Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

Adjusted subscription price =

[( Exercise price before adjustment × shares issued) + (Amount paid for each share × number of new shares issued) ] ÷ (shares issued + number of new shares issued)

(1) Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

(2) In the case of free distribution of shares, the amount paid for each share shall be zero.

(3) If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

b. For the case of capital reduction, which is not due to written-off treasury shares, the exercise price would be adjusted by the following formulas and be announced by TSE or OTC on the capital reduction record date.

Adjusted subscription price = Exercise price before adjustment × (shares issued before capital reduction ÷ shares issued after capital reduction)

Adjusted subscription ratio =

Exercise price before adjustment × subscription ratio before adjustment ÷ adjusted subscription price

10.Procedures for exercising option:

a. Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article

6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs.

b. After the Request is accepted by the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c. Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the new             shares.

d. As of the date the new shares issued, the new shares are tradable upon the delivery.

e. The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1) Five working days before the Company applying announcement date for book closure period from Taiwan Stock Exchange for free- gratis dividend, cash dividend and capital increase by cash, to ex-dividend record date.

(2) From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

11.Rights and obligations after exercising options:

The holders of new shares of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12.The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1) Unless in the closed period, the Company will update the paid-in capital registration at least once per quarter. The record date will be determined by the Board when updating the registration.

(2) For the processes updating the Company’s registration, shares of subscriber who submit the exercising request form and complete payment as of record date will be included in the registration of paid-in capital.

13.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The dilution is 3.85% to shareholders.

14.Other important stipulations:

a. The plan was resolute by the Board Meeting and will be effective after Officials’ authorization.

b. For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15.Any other matters that need to be specified: none

Exhibit 99.6

UMC announced its unconsolidated operating results for the first quarter of 2009

1.Date of the investor/press conference: 2009/04/29

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the first quarter of 2009. Revenue decreased 41.5% quarter-over-quarter to NT$10.84 billion, from NT$18.54 billion in 4Q08, and decreased 54.8% year-over-year from NT$24 billion in 1Q08. Gross margin for the quarter was -40%, operating margin was -67.5%. Net loss in 1Q09 was NT$8.16 billion, with loss-per-share at NT$0.64.

Dr. Shih-Wei Sun, CEO of UMC said, “Q1 2009 was challenging for UMC, due to a sharp drop in customer demand caused by the global economic downturn. As a result, UMC’s wafer shipments for the quarter dropped to 384 thousand 8-inch equivalent wafers with utilization rate at 30%. UMC also reported higher operating costs associated with the adoption of ROC SFAS No.10, resulting in gross margin of -40%. Despite these factors, UMC remained financially solid in Q1, maintaining positive free cash flow of NT$2.18 billion and cash equivalents at NT$35.91 billion. However, recent orders indicate strong demand for Q2, confirming our assessment from last quarter’s conference that demand had already bottomed out. UMC expects Q2 revenues to grow significantly with loss turning to profit. Moreover, we are optimistic about the longer-term prospect of the foundry industry and demand growth. As global economic uncertainties continue, we will closely watch our customers’ inventory consumption, end market demands and the introduction of new applications so that we can quickly respond to any status changes when necessary.”

Dr. Sun continued, “With regard to UMC’s recent rush orders, we will work diligently to meet urgent order deliveries for these customers. However, our mid- to long-term capacity plans, including capacity conversion to a more favorable technology mix, 45/40nm ramp to 300mm volume production and acquiring the most advanced R&D equipment, are all in progress and fully capable of satisfying our customers’ manufacturing requirements.” “UMC’s advanced R&D efforts and equipment upgrades will proceed as planned despite economic uncertainties to continuously bolster our long-term competitiveness. For example, we have already delivered customer ICs manufactured on UMC’s independently developed high performance 40nm process. The large die-size programmable logic chips are being produced with excellent cycle time and yields. Many other customer 45/40nm designs will enter pilot and verification stages later this year, further contributing to UMC’s financial performance when these designs enter volume production. With regard to more advanced 28nm process technology, with several customers involved in the current development stage, we are progressing smoothly at UMC’s R&D center in Tainan. For this technology node, UMC will provide low power and high performance Poly/SiON and HK/MG process technologies to meet the performance and power needs of various applications.”

Recently, two global semiconductor companies, one from Taiwan and another from the USA, awarded UMC with honors of “2008 Best Fab Award” and “2008 Supplier Excellence Award”, respectively. This recognition underscores UMC’s strategy of delivering “Customer-Driven Foundry Solutions” to create a win-win situation for UMC and its customers.

4.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2008/08/07~2009/05/07

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:815,000 shares; average unit price: $370.28 NTD; total amount: $301,780,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $293,831,514 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

cumulative volume: 1,826,763 shares; amount: 19,475,144 NTD; percentage of holdings: 0.17%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.54% ratio of shareholder’s equity: 26.45%; the operational capital as shown in the most recent financial statement: $40,548,738 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.8

To announce the differences for 2008 financial statements between ROC GAAP and US GAAP

1.Date of occurrence of the event: 2009/05/08

2.Cause of occurrence: To announce the differences for 2008 financial statements between ROC GAAP and US GAAP

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under ROC GAAP, UMC reported consolidated net loss of NT$22,320,075 thousand, basic losses per share of NT$1.70 and diluted losses per share of NT$1.70 in 2008, total assets of NT$216,398,508 thousand, total liabilities of NT$24,740,214 thousand, minority interest of NT$6,982,125 thousand, and total shareholders’ equity of NT$184,676,169 thousand as of December 31, 2008.

(2) Under US GAAP, UMC reported consolidated net loss of NT$28,955,100 thousand, basic losses per share of NT$2.25 and diluted losses per share of NT$2.25 in 2008, total assets of NT$214,990,196 thousand, total liabilities of NT$24,098,529 thousand, minority interest of NT$6,862,727 thousand, and total shareholders’ equity of NT$184,028,940 thousand as of December 31, 2008.

(3) The differences between ROC GAAP and US GAAP applied by the Company mainly come from goodwill, treasury stock, compensation, investments in securities, pension, and inventory etc.

4.Any other matters that need to be specified: For more details, please refer to the Form 20-F we filed with the U.S. SEC.

Exhibit 99.9

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2009/05/14

2.Method of the present increase (decrease) in investment:

invest mainland Chinese company Touch Multimedia Software (Shanghai) Co., Ltd.through Captivated Advertising TV Company Limited (HK)invested by Touch Media International Holdings (Cayman)

3.Transaction volume, price per unit, and total monetary amount of the transaction:

1,425,408shares;USD$1.05233;USD$1,500,000

4.Company name of the invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd., (Touch Equipment Leasing) and Touch Multimedia Software (Shanghai) Co., Ltd. (Touch Equipment Software)

5.Paid-in capital of said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$3,999,978,

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$4,000,022

7.Main business items of said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is Lease of Interactive LCD equipment. Procurement of equipment, lease and service those equipment and providing consulting related service

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:

Touch Equipment Leasing (Shanghai) Co., Ltd. is NA

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Touch Equipment Leasing (Shanghai) Co., Ltd. is NA,

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:

Touch Equipment Leasing (Shanghai) Co., Ltd. is NA,

11.Amount of actual investment to date in said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$3,999,978,

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; Follow the contract

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision-making manner: Negotiation, New share issuance

The decision-making department: Chairman office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$14,032,590

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 6.68%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 9.46%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 9.49%

25.Total amount of actual investment in the mainland China area to date: USD$11,461,161

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 5.45%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 7.73%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 7.75%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:

The company’s subsidiary signed an agreement with Touch Media International Holdings and other investors. Touch Multimedia Software (Shanghai) Co., Ltd. has been set up by Captivated Advertising TY Company Limited and concentrate on Development, design, manufacture and sale of computer software. Providing consulting and after service to the computer software. Its total paid in capital is USD$100000.

Exhibit 99.10

Represent subsidiary UMO to announce liquidation

1.Date of occurrence of the event: 2009/05/14

2.Company name: United Microdisplay Oprtonics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company

4.Reciprocal shareholding ratios: 89.99%

5.Cause of occurrence: Due to the market shrink and years losses, the board evaluated thoroughly and made a resolution to dissolve and liquidate UMO.

6.Countermeasures: none

7.Any other matters that need to be specified: none

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2008/07/22~2009/05/18

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price: $620,063,544 NTD; total transaction price:$620,063,544 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

LAM RESEARCH INTERNATIONAL; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?:

Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition:

To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2009/05/08~2009/05/20

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:955,000 shares; average unit price: $402.04 NTD; total amount: $383,949,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $374,635,044 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

cumulative volume: 871,763 shares; amount: 8,502,617 NTD; percentage of holdings: 0.08%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.41% ratio of shareholder’s equity: 26.30%; the operational capital as shown in the most recent financial statement:

$40,548,738 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:

financing operation

9.Do the directors have any objections to the present transaction? : none

10.Any other matters that need to be specified: none

Exhibit 99.13

UMC will attend investor conferences on 2009/05/25

1.Date of the investor/press conference: 2009/05/25

2.Location of the investor/press conference: Hong Kong

3.Financial and business related information:

The Company will attend Pan-Asia Technology Conference held by Nomura from 2009/5/25 to 2009/5/26 in Hong Kong.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.14

United Microelectronics Corporation
May 22, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
April	Invoice amount	5,239,580	6,269,594	-1,030,014	-16.43%
2009	Invoice amount	14,165,205	25,937,007	-11,771,802	-45.39%
April	Net sales	6,877,372	8,521,260	-1,643,888	-19.29%
2009	Net sales	17,715,508	32,524,170	-14,808,662	-45.53%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	108,852

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,803,969
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	5,611,700	7,500,000
Fair Value	75,998	84,722
Net Profit from Fair Value	16,248	4,361
Written-off Trading Contracts	14,553,624	7,500,000
Realized profit (loss)	(104,981)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.15

United Microelectronics Corporation
For the month of April, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of April, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	March 31, 2009	April 31, 2009	Changes
Director	Henry Liu	8,622,923	8,442,923	(180,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	March 31, 2009	April 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	April	2009
Fixed assets	2,032	56,790
Semiconductor Manufacturing Equipment	677,737	2,059,411

4)	The disposition of assets (NT$ Thousand)

Description of assets	April	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	74	2,478